

Warsaw, 2001-12-27

United States Securities
And Exchange Commission
Washington D.C. 20549
USA



Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Currents reports no 41/2001 and 42/2001.

Best regards

Krzysztof Gerula
Vice-President

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 41/2001

The Management Board of „Orbis" S.A. hereby informs that acting pursuant to Article 398 of the Code of Commercial Companies and § 22 section 3 of the Company's Statutes, it convenes an Extraordinary General Assembly of „Orbis" S.A. Shareholders to be held on January 25, 2002, at 10.00 a.m. in Warsaw, Poland, in the conference rooms of the „Solec" Hotel in Warsaw, at 1, Zagórna street, according to the following agenda:

> Filling the vacancy in the Supervisory Board as a result of retirement notice served by one of Supervisory Board members.

The Management Board further informs that participation in the General Assembly of Shareholders shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Assembly. The registered share deposit certificates should be submitted to the Management Board's Office of Orbis S.A., at 16, Bracka street in Warsaw, Poland, room no 224 (II floor), from 9:00 a.m. till 4:00 p.m. The deadline for filing the deposit certificates expires on January 17, 2002.

Current report no 42/2001

The Management Board of "Orbis" S.A. hereby informs that an agreement concerning the shale of shares in a company operating under a business name KRÓLEWSKA Sp. z o.o. (hereinafter, the "COMPANY") having its registered address in Warsaw was signed on December 20, 2001, between "Orbis" S.A. and Mr. Jacek Szymoński, a Polish citizen residing abroad (hereinafter, the "BUYER") for a price of US$ 5,700,000.00.

In this transaction, 7 435 shares, i.e. all the shares held by "Orbis" S.A., having a nominal value of PLN 1,000 each, representing 7 435 votes at the General Assembly of the COMPANY'S shareholders, have been sold. The book value of these shares in the account books equals PLN 7,435,000.00 (49% of the COMPANY'S founding equity).

The COMPANY was founded on December 23, 1997, with the purpose of constructing and administering an office building with office space for rent, located on the "Orbis" plot at the junction of the Królewska and i Marszalkowska streets in Warsaw. "Orbis" S.A. acquired 49% of the COMPANY'S shares. The shares were fully paid-up by way of making an in-kind contribution of the right to perpetual lease of the land and in cash. The COMPANY'S equity has been raised three times. After the last increase which took place in November 1999, the COMPANY'S equity amounted to PLN 15,174,000.

The price for sold shares will be paid by December 28, 2001, to the foreign currency account of "Orbis" S.A. The rights attached to the shares will be transferred to the BUYER on the day the following conditions are met: once "Orbis" S.A. is released from a guarantee in the form of a bill of exchange in respect of the repayment of a bank bridge financing which is due on December 31, 2001 (assignment of this guarantee to the Buyer) and upon payment of the price.

The shares in the COMPANY have been regarded a long-term investment. However, considering the fact that construction and administration of office buildings is not the core business of Orbis" S.A., and further that agreed terms of the transaction reflect the value of the shares, the Management Board of "Orbis" S.A. made the decision to sell these shares.

According to the statement of the BUYER, there are no connections whatsoever (including the relationship of association) between the BUYER and persons referred to in § 6 section 6 of the Regulation issued by the Council of Ministers on December 22, 1998, concerning the type, form and scope of current and periodical information as well as the deadlines for its announcement by issuers of securities admitted to public trading (Journal of Laws "Dz.U." dated December 30, 1998, no 163).